Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Nine Months Ended September 30, 2011
Earnings
Income from continuing operations before provision for income taxes	$405,909
Income from equity investees	(38,345)
Distributed income from equity investees	30,557
Interest and amortization of deferred finance costs	485,928
Amortization of capitalized interest	2,839
Implicit rental interest expense	47,521

Total Earnings	$934,409

Fixed Charges
Interest and amortization of deferred finance costs	$485,928
Capitalized interest	16,571
Implicit rental interest expense	47,521

Total fixed charges	$550,020

Ratio of earnings to fixed charges	1.70x